

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Dr. Andrew Allen
Chief Executive Officer and Director
Gritstone bio, Inc.
5959 Horton Street, Suite 300
Emeryville, California 94608

   Re: Gritstone bio, Inc.
     Registration Statement on Form S-3
     Filed November 22, 2022
     File No. 333-268524

Dear Dr. Andrew Allen:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cindy Polynice at 202-551-8707 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Brian Cuneo